EXHIBIT 99.2

DUNXIN FINANCIAL HOLDINGS LIMITED

(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING

to be held on October 2, 2023

(or any adjourned or postponed meeting thereof)

I/we, the undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement and, being the registered holder of ________________ Ordinary Shares1, par value US$0.00005 per share, (“Ordinary Shares”), of Dunxin Financial Holdings Limited (the “Company”), hereby appoint Mr. Yuan Gao, the Acting Secretary of the Company or (Name) of (Address)                        as my/our proxy to attend and act for me/us at the Extraordinary General Meeting2 (or at any adjournment or postponement thereof) of the Company to be held at 10:00 a.m., Eastern Time, on October 2, 2023 at 23rd Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province, 430063, China (the “Meeting”).

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the Extraordinary General Meeting as indicated below:

1

Please insert the number of Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2

If any proxy other than the Acting Secretary of the Company is preferred, strike out the words “Mr. Yuan Gao, the Acting Secretary of the Company or” and insert the name and address of the proxy desired in the space provided. A proxy need not be a shareholder. If you are the holder of two or more Ordinary Shares, you may appoint more than one proxy to represent you and vote on your behalf at the Extraordinary General Meeting. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

For	Against	Abstain

Proposal 1: By way of an ordinary resolution, that the Company's authorised share capital be increased

FROM US$100,000 divided into 2,000,000,000 Ordinary Shares with a par value of US$0.00005 each ("Ordinary Shares")

TO US$500,000 divided into 10,000,000,000 Ordinary Shares

BY the creation of 8,000,000,000 Ordinary Shares (the "Increase in Share Capital Proposal").

☐	☐	☐

Proposal 2: By way of a special resolution, that subject to approval of the Increase in Share Capital Proposal, the Company's authorised share capital be varied

FROM US$500,000 divided into 10,000,000,000 Ordinary Shares

TO US$500,000 divided into (i) 8,000,000,000 Class A Ordinary Shares with a par value of US$0.00005 each ("Class A Ordinary Shares"), and (ii) 2,000,000,000 Class B Ordinary Shares with a par value of US$0.00005 each ("Class B Ordinary Shares"), in each case having the rights and subject to the restrictions set out in the Amended M&A (defined below) of the Company to be adopted pursuant to resolution 3 below, by the re-designation of (i) an aggregate of 512,232,237 issued Ordinary Shares registered in the name of Perfect Lead International Limited, Honest Plus Investments Limited and Hesperus Investments Limited on the register of members of the Company as Class B Ordinary Shares on a one-for-one basis, (ii) all issued Ordinary Shares other than those registered in the name of Perfect Lead International Limited, Honest Plus Investments Limited and Hesperus Investments Limited on the register of members of the Company into Class A Ordinary Shares on a one-for-one basis; (iii) all authorized but unissued Ordinary Shares, other than those authorized but unissued Ordinary Shares to be re-designated as Class B Ordinary Shares (set out in the following sub-paragraph (iv)),  into Class A Ordinary Shares on a one-for-one basis, and (iv) 1,487,767,763 authorized but unissued Ordinary Shares into Class B Ordinary Shares on a one-for-one basis (the “Reclassification Proposal”).

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Proposal 3: By way of a special resolution that the existing Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect by amended and restated by their deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association of the Company attached hereto as Appendix A (the “Amended M&A”) (the “Articles Amendment Proposal”).

☐	☐	☐

Dated_________________, 2023

Signature(s)___________________________________

Name of Signatory ______________________________

Name of Shareholder ____________________________

1

Notes:

1.	Only the holders of record of the Ordinary Shares of the Company at the close of business on August 28, 2023, New York time, should use this form of proxy.

2.

Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If NO instruction is given, your proxy will vote or abstain from voting at his/her discretion. If any other matter properly comes before the Extraordinary General Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, your proxy will vote or abstain from voting at his/her discretion.

3.	Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

4.

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same. In the case of joint holders, all holders must sign.

5.

This form of proxy and any authority under which it is executed (or a notarized and/or duly certified copy of such authority) must be returned to the attention of Mr. Yuan Gao, 23rd Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province, 430063, China not less than 48 hours before the time for holding the Extraordinary General Meeting.

6.	Completion and return of the form of proxy will not prevent you from attending and voting in person at the Extraordinary General Meeting.

2